Exhibit 3.2

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

Hugh Martin hereby certifies that:

1. He is the duly elected and acting Chief Executive Officer of Pacific Biosciences of California, Inc., a Delaware corporation (the “Company”).

2. The Company filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on June 16, 2010 (the “Restated Certificate”).

3. The Restated Certificate is amended as provided below.

Article IV(A) of the Restated Certificate is hereby amended and restated to read in its entirety as follows:

“A. Classes of Stock and Reverse Split

(1) Classes of Stock. The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 275,062,887 shares, of which 121,668,835 shall be Common Stock (the “Common Stock”) and 153,394,052 shares shall be Preferred Stock (the “Preferred Stock”). Each of the Common Stock and Preferred Stock shall have a par value of one hundredth cent ($0.0001) per share.

(2) Reverse Split. Without any further action on the part of any stockholders of the Company, immediately upon the filing of this Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Corporation with the Secretary of State of Delaware (the “Effective Time”), each two (2) shares of issued and outstanding Common Stock shall be reconstituted and combined into one (1) share of Common Stock (the “Reverse Split”). At the Effective Time, the Conversion Price of each series of Preferred Stock then in effect shall, concurrently with the effectiveness of the Reverse Split, be proportionately increased in accordance with Section 5(e) of Article IV(D). No fractional shares shall be issued upon the Reverse Split. In lieu of the issuance of fractional shares and in accordance with Section 155 of the General Corporation Law of Delaware, the Company shall pay in cash the fair value of such fraction of a share immediately upon the consummation of the Reverse Split as determined in good faith by the Company’s board of directors. Each outstanding stock certificate of the Company, which represented one or more shares of Common Stock, shall immediately after the Reverse Split represent that number of shares of Common Stock equal to the quotient obtained by dividing (x) the number of shares of stock represented on such certificates by (y) two (2), rounded down to the nearest whole number.”

4. This Certificate of Amendment to the Company’s Restated Certificate has been duly adopted in accordance with Sections 228 and 242 of the Delaware General Corporation Law.

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IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 30th day of September, 2010.

PACIFIC BIOSCIENCES OF CALIFORNIA, INC.

By:	/s/ Hugh Martin
Hugh Martin Chief Executive Officer

Signature Page to Certificate of Amendment of Amended and Restated Certificate of Incorporation of

Pacific Biosciences of California, Inc.